Schneider Electric



March 1st, 2005



**SECURITIES AND EXCHANGE COMMISSION**
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

PROCESSED
MAR 08 2005



Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
  - Press release on the results for the fiscal year 2004: Strong growth in 2004 sales and earnings (annex 1)
  - Schneider Electric enhances its capabilities in energy measurment systems with the acquisition of Power Measurments, Inc. (annex 2)

- Information published in the BALO:
  - Consolidated turnover for fourth quarter of 2004, BALO n° 21 (no English translation available); the figures were published in the press release dated January 20th that was sent to you on February 1st.

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.



Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Secretary of the Board
Mr Philippe BOUGON

Annex 1

**Schneider Electric**

# *Financial Information*

## *Strong Growth in 2004 Sales and Earnings*

| | |
|---|---|
| *Sales* | *up 18%* |
| *Operating Income* | *up 30%* |
| *Net Income After Goodwill* | *up 30%* |

- **Strong organic growth in sales: up 8.5%**
- **Significant improvement in operating margin: up 1.1 points**
- **High cash flow thanks to disciplined management of capital employed**
- **Significant increase in proposed dividend: €1.80 per share**
- **Higher net income under IFRS compared to French GAAP**
- **Positive outlook for 2005**

**Rueil Malmaison – February 17, 2005:** Meeting on February 16, 2005 under the chairmanship of Henri Lachmann, the Board of Directors approved the financial statements for the year ended December 31, 2004.

| (€ millions) | 2004 | 2003 | Change |
|---|---|---|---|
| **Sales** | **10,365** | **8,780** | **+ 18%** |
| **Operating income** | **1,311** | **1,007** | **+ 30%** |
| ***Operating margin (in % of sales)*** | ***12.6%*** | ***11.5%*** | ***+ 1.1 pts*** |
| **Net income before goodwill** | **782** | **624** | **+ 25%** |
| **Net income after goodwill** | **565** | **433** | **+ 30%** |
| **Operating cash flow** | **1,260** | **942** | **+ 34%** |

Commenting on the results, Henri Lachmann, Chairman and Chief Executive Officer, noted: *"2004 was a remarkable year for Schneider Electric. We returned to growth in each of our markets, while pursuing an in-depth transformation. Our repositioning in countries and businesses with high growth potential, further productivity gains and disciplined cost management drove a strong increase in earnings, which will enable us to substantially increase the dividend. The actions undertaken in 2004 will be pursued and intensified in the* ***new²*** *program, which is now the focus of all our energies."*


Merlin Gerin
Square D
Telemecanique

**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

# Financial Information (p. 3)

By business, operating margin rose by 0.7 points to 13.0% in Electrical Distribution and by 2.6 points to 12.2% in Automation & Control. The latter improvement was driven by the impact of product line renewals during the year and the disciplined management of production costs.

Lastly, "Growth Platforms" (Building Automation, Secured Power and Sensors for machines) generated an aggregate operating margin of 11.7%.

## III. OUTPERFORMANCE OF MARKETS, SUPPORTED BY AMBITIOUS OPERATING PLANS

*The improvement in results in 2004 reflected revitalized growth and sustained productivity.*

The Group's organic growth, which was almost twice the one of its end-markets, was driven by a significant repositioning that has given Schneider Electric a new growth profile.

- In emerging markets, which now represent 27% of sales, Schneider Electric is generally positioned as the leader.
- New businesses in the areas of Industrial and Building Automation, Secured Power, Ultra-Terminal Electrical Distribution, and Services contributed 36% of sales. They enjoy a higher growth profile than the traditional businesses. In particular, growth in Services reached 14% during the year and the Group ranks number two worldwide in the Ultra-Terminal business, with growth twice as high as in the traditional businesses in Europe and the Rest of the World.
- Technological innovation is a priority. In 2004, a major plan was initiated to consolidate R&D centers based in developed countries, primarily in Grenoble, France, and to create new competency centers in Shanghai, China; Bangalore, India; and Monterrey, Mexico.

At the same time, programs were pursued to improve operating efficiency.

- The re-balancing of costs and resources was stepped up. Significant progress was made in localization of sourcing and dedicated international purchasing teams were created in several emerging markets offering attractive potential.
- An operating plan in logistics was implemented to streamline the organization and reduce the number of centers in order to significantly lower costs and improve customer service.
- Major human resources programs are underway to enhance the Group's diversity and improve training levels. These programs are also designed to deepen employee participation in the Group's success by introducing a variable salary linked to earnings.

## IV. STRONG GROWTH IN EARNINGS PER SHARE AND NET DIVIDEND

### Cash flow

**Operating cash flow** totalled **€1,260 million** for the year and rose sharply to **12.2% of sales** from 10.7% in 2003.



Merlin Gerin
Square D
Telemecanique



**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

## VII. OUTLOOK FOR 2005

On January 13, 2005, the Group announced its new Company program, called **new²**. The program, which deepens the actions already underway, sets ambitious targets for the 2005-2008 period, notably in the areas of:

- Organic growth
- Operating profitability
- Efficiency of capital employed
- Shareholders' return on investment.

The program **new²** was launched in all the Group's operating units in early 2005, with everyone in the organization dedicated to its success.

Assuming current economic conditions, Schneider Electric has set 2005 targets in line with the Company program:

- Organic growth in **sales** of **5%** to **6%**
- Improvement in **operating income**, under IFRS, of around **10%**.

*******************

First quarter 2005 sales will be released on April 20, 2005.

***Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time***

*Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors.*


Merlin Gerin
Square D
Telemecanique

**Financial Communication:**
**Schneider Electric**
**Alexandre Brunet**

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact:**
**Schneider Electric**
**Véronique Moine**

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

**Press Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Annex 2

Schneider Electric

# Press release

## Schneider Electric enhances its capabilities in Energy Management Systems with the acquisition of Power Measurement, Inc.

**Rueil-Malmaison (France) February 21, 2005 –** Schneider Electric has agreed to acquire Canadian-based Power Measurement, Inc. (PMI), owned by a consortium led by GFI Energy Ventures LLC. PMI is a leading designer, manufacturer and provider of enterprise energy intelligent systems for energy suppliers, service providers and large energy consumers. PMI had sales of $57 million in 2004.

PMI is a leader in offering energy suppliers and consumers complete enterprise energy management systems through the integration of hardware, software and professional services, enabling clients to optimize their energy needs. PMI has a large and diversified global customer base across multiple sectors.

PMI has achieved strong sustained revenue growth over the past 10 years, consistently high operating margins, and has demonstrated a proven track record for strong cash conversion. PMI's service-driven strategy will enable it to accelerate its growth profile and operating performance.

Dave Petratis, Executive Vice President, Schneider Electric North American Operating Division commented, *"This acquisition of a focused and well managed company fits perfectly with our strategy of developing new businesses with high growth potential and reinforcing our service offering capability. PMI enlarges Schneider Electric's product offering in intelligent energy systems and will benefit from our global reach to expand its international presence and to sustain its launch of ground-breaking intelligent new products called for by our customers."* Brad Forth, President and CEO, PMI, added, *"We look forward to joining the Schneider Electric team. We have a great deal of respect for the organization and its vision."*

Subject to regulatory approvals, Schneider Electric will acquire 100% of Power Measurement, Inc. shares. The transaction should be completed in the second quarter of 2005.

**About Power Measurement Inc.**
*PMI's sophisticated metering devices, software and services enable energy suppliers and consumers to monitor, control, forecast and manage all aspects of energy production and consumption. With 342 employees, PMI derives 58% of its revenues from North America.*

**About Schneider Electric**
*Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors.*

***Schneider Electric:***
***Giving the best of the New Electric World***
***to everyone, everywhere, at any time***


Merlin Gerin
Square D
Telemecanique

**Investor Relations**
**Schneider Electric**
**Alexandre Brunet**
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

**Press Contact**
**Schneider Electric**
**Véronique Moine**
Tel. +33 (0)1 41 29 70 76
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Tel. +33 (0)1 40 70 11 89

**Contact**
**Power Management Inc.**
**Brad Forth**
Tel. +1 (250) 652-7112